INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

This Management’s Discussion and Analysis (“MD&A”) prepared as of August 13, 2008, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the six month financial period ended June 30, 2008, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2007 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended June 30, 2008.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

Mine Production & Development

  135% increase in mineral sales revenue to $7.4 million for the three months ended June 30, 2008 from $3.1 million for the three months ended June 30, 2007. 89% increase to $13.8 million for the six months ended June 30, 2008 from $7.3 million for the same period in 2007.

  488% increase in earnings from mining operations(1) to $1.8 million in the second quarter 2008 from $0.3 million for the second quarter 2007. 425% increase to $3.7 million for the six months ended June 30, 2008 from $0.7 million for the same period in 2007.

  41% increase in total quarterly production to 436,072 silver equivalent ounces (Ag Eq oz) in the second quarter 2008 from 310,350 Ag Eq oz in the second quarter 2007. 40% increase in total year to date production to 867,711 Ag Eq oz from 628,793 Ag Eq oz.

Exploration

  Deep drilling at Cata Mine returns 15.94 metres @ 1,305g/t silver and 4.60g/t gold and discovered new base metal rich zone at depth of 600 metres.

  Molybdenum-rich skarn and replacement style Ag-Pb-Zn mineralization discovered at Mapimi Project in Durango.

  High grade silver-lead-zinc mineralization extended at Argentina Vein at Topia Mine in Durango. The mineral resource estimate comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t Ag, 0.95g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

Financial

  Adjusted EBITDA(3) loss was $1.7 million for the second quarter of 2008 compared to $4.0 million for the second quarter of 2007, an improvement of 58%. Year to date Adjusted EBITDA loss decreased by $3.0 million to $3.1 million, a 49% improvement.

  Under Canadian Generally Accepted Accounting Principles (“GAAP”), the Company has a choice whether to expense or capitalize mineral property exploration costs. To be consistent with U.S. GAAP, the Company has chosen to expense these costs. Had these costs been capitalized, Adjusted EBITDA for the second quarter would have been positive $0.3 million compared to a $1.8 million Adjusted EBITDA loss for the same period in 2007, an improvement of 116%. Year to date Adjusted EBITDA would have been $0.7 million compared to a loss of $2.6 million for 2007, an improvement of 127%.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	1

  Cash used in operating activities decreased from $2.0 million in the second quarter of 2007 to $0.2 million in the second quarter of 2008, an improvement of 90%. Cash used in operating activities decreased by $4.9 million to $0.5 million, a 90% improvement, on a year to date basis.
(1)	“Earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion).
(2)	Cost per silver ounce is calculated net of by-product credits. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.
(3)

Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes and depletion and amortization) is adjusted for stock-based compensation expense. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	2

PRIMARY MINING PROPERTIES

Guanajuato Mine

When compared to the first quarter of 2008, the average metal grades continued to improve from 1.40 g/t to 1.50 g/t for gold and from 188 g/t to 192 g/t for silver resulting in a 3% increase in the silver equivalent grade from 258 g/t to 267 g/t. This, together with improved precious metal recoveries, contributed to the record output of both gold and silver which, at 1,474 and 201,815 ounces respectively, were 8% and 2% higher than in the previous quarter.

Mill throughput for the quarter was 38,951 tonnes and metal recoveries improved from 75.5% to 78.3% for gold and from 81.5% to 84.0% for silver during the second quarter 2008 as compared to the first quarter 2008. The silver values in the concentrates improved by 55% from 6,402 gpt in the first quarter to 9,946 gpt in the second quarter. Ongoing modifications that were started during the first quarter of 2008 resulted in continued improved metallurgical performance during this quarter.

	Q2		Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2008		2008	2007	2007	2007	2007	2006	2006
Tonnes milled	38,951		40,393	45,773	60,031	48,403	49,761	39,932	36,106

Silver ounces	201,815		198,663	127,624	155,272	131,683	106,646	52,499	39,246
Gold ounces	1,474		1,369	946	1,147	903	798	420	387
Silver equivalent
ounces
(Ag Eq oz)	275,515	(1)	267,132	174,906	212,617	176,828	146,552	73,995	59,088

(1)

For 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, US$1.15 per lb, and US$1.00 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Overall metals output, expressed in terms of silver equivalent ounces increased by 3% from 267,132 Ag Eq oz in the first quarter 2008 to 275,515 Ag Eq oz in the second quarter 2008. The mine is focused on delivering higher quality ore while the concentration plant continuously improves both recovery and concentrate quality.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	3

During the quarter, Great Panther Resources published the results of sampling carried out on the North Zone of the Guanajuatito Mine which included grades of almost 900 gpt Ag plus 5.6 gpt Au over a true width of 3.3 metres for a strike length of 37 metres. This zone is typical of the higher grade areas that are being targeted at the Guanajuato operations using mechanized cut and fill mining methods.

Production continues to improve at Cata. Cut and fill mining progressed from the 430-metre level at Cata with consistently good metal values. A decline ramp is being driven to access the 460 level which is scheduled for production in the fourth quarter.

Mining of the high grade pillars continued at Rayas on the 345, 365 and 390 levels while mining of the Promontorio area continued on the 35 and 75 levels. Excellent grades have been encountered in the previously unexploited part of the Veta Madre.

A total of ten diamond drill holes were completed in the Deep Cata underground exploration drill program for 2,142 metres. Two holes were completed for 603 metres to explore the deeper parts of the North Zone at Guanajuatito. Short ore definition drill holes continued in the Guanajuatito, Cata and Rayas areas.

The Guanajuato operations continue to improve. As decline development is extended to access deeper and richer ore at Guanajuatito and Cata, and metallurgical performance is further enhanced, the production will increase further and unit costs will reduce.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended June 30, 2008 decreased to US$9.70 from US$10.51 in the first quarter. The decrease in cost per ounce is primarily due to the achievement of higher grades and consequently higher metals production for similar costs.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	4

	YTD 2008		Q2 2008		Q1 2008		Fiscal 2007
	CAD Cost of	Per USD	CAD Cost of	Per USD	CAD Cost of	Per USD	CAD Cost of	Per USD
	Sales	Ag oz	Sales	Ag oz	Sales	Ag oz	Sales	Ag oz
Cash production costs	$5,312,660		$3,020,082		$2,292,578		$7,431,888
Site preparation	595,218		318,309		276,909		1,408,635
Smelter and transportation	698,527		396,445		302,082		1,063,373
Cost of sales	6,606,405		3,734,836		2,871,569		9,903,896

By-product credits(1)	(2,431,011)		(1,424,682)		(1,006,329)		(2,504,177)
Cash operating costs	$4,175,394	$10.05	$2,310,154	$9.70	$1,865,240	$10.51	$7,399,719	$13.95

(1) By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

Topia Mine

Topia’s positive grade trend continued through the second quarter. The average grade of ore mined and milled during the three months ended June 30, 2008 was 0.85 grams per tonne (gpt) gold, 360 gpt silver, 2.8% lead and 2.9% zinc. The plant processed a combined total of 11,249 tonnes including 2,600 tonnes which was custom milled for local small mines. Plant metal recoveries were very satisfactory with an excellent lead recovery of 92.2% .

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2008	2008	2007	2007	2007	2007	2006	2006
Tonnes milled	8,649	9,457	8,528	9,509	7,407	8,161	7,205	6,948

Silver ounces	85,320	86,476	82,850	65,884	58,270	72,437	65,921	49,085
Gold ounces	192	220	241	128	126	148	145	106
Lead tonnes	225	217	194	184	153	204	209	153
Zinc tonnes	218	237	202	204	189	252	245	202
Silver equivalent ounces
(Ag Eq oz)	160,557	164,507	171,823	148,490	133,522	171,891	156,556	121,166

For the three month period ending June 30, 2008, the Company processed 8,649 tonnes of ore compared to 9,457 tonnes in the previous quarter, a decrease of 9%. Production of 160,557 Aq Eg oz was realized during the quarter compared to 164,507 Ag Eq oz for the three months ended March 31, 2008. This 2% decrease is due to the decrease in tonnes processed offset by higher head grades. Metal production during the second quarter of 2008 consisted of 85,320 oz of silver, 192 oz of gold, 496,039 lbs of lead and 480,607 lbs of zinc. This represented the highest ever quarterly totals for lead.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	5

On August 11, 2008, the Company announced an updated mineral resource estimate for Topia. The mineral resource estimate comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t Ag, 0.95g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category. The 2008 resource estimate has increased over that of 2006, even after considering the last two years of production. Contained silver is up 11%, gold 25%, and lead by 6% while zinc stayed the same. At the current production rate of approximately 36,000 tonnes per year, management expects the resources to support a mine life of at least seven more years. This "rolling resource" is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

The new estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for the other veins on the property remains unchanged. The latter came largely from the verification of Peñoles’ resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the “other veins” were estimated by Wardrop using metal prices as reported in the 2006 report.)

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, much of the surface drilling is used to determine additional Exploration Potential for the veins. This has been estimated in-house for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	80-100,000	300-500g/t	1-2g/t	4-6%	2-4%
Don Benito	60-80,000	300-600g/t	1-4g/t	4-8%	3-6%

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	6

These tonnages include some of the drilling and development completed during the spring of 2008 (see GPR news releases dated February 19, June 2 and June 23, 2008) and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings.

Underground exploration guided by both surface and underground diamond drilling continued at several locations and on a number of different veins throughout the Topia operations. Rehabilitation of former small mines and development of new mines continues to successfully explore and establish new mining areas to increase production. During the quarter, exploration was underway in the former Cocinera Mine and the newly developed Hormiguera Mine.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Topia for the three months ended June 30, 2008 was US$12.20 compared to US$6.42 for the three months ended March 31, 2008. The increase in cost per ounce is primarily the result of much lower zinc and lead by-product credits during the second quarter of 2008 compared to the first quarter due to lower base metal prices, as well as higher smelter costs.

	YTD 2008		Q2 2008		Q1 2008		Fiscal 2007
	CAD Cost of	Per USD	CAD Cost of	Per USD	CAD Cost of	Per USD	CAD Cost of	Per USD
	Sales	Ag oz	Sales	Ag oz	Sales	Ag oz	Sales	Ag oz
Cash production costs	$2,584,360		$1,377,288		$1,207,072		$4,685,050
Site preparation	157,120		88,330		68,790		112,830
Smelter and transportation	383,880		211,075		172,805		568,981
Cost of sales (excluding custom milling)	3,125,360		1,676,693		1,448,667		5,366,861
By-product credits	(1,566,404)		(655,837)		(910,567)		(3,486,368)
Cash operating costs	$1,558,956	$9.29	$1,020,856	$12.20	$538,100	$6.42	$1,880,493	$6.21

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

The continuation of Phase II drilling at the Mapimi Project in northeastern Durango, Mexico in early 2008 resulted in the discovery of two new zones of mineralization. A new zone of molybdenum (Mo) - rich skarn mineralization was discovered at the Bull’s Eye Zone. Drill hole SK08-048 returned 186.22 metres assaying 0.04% molybdenum starting at 42.08 metres down-hole, and including a higher grade section of 0.15% Mo over 29.4 metres. The molybdenum results are significant in that they compare well with grades from operating bulk tonnage molybdenum mines in North America. As at the date of this MD&A, the price of molybdenum was US$33.70/pound (www.infomine.com).

In addition, Ag-Au-Pb-Zn mineralization has been found in the North Zone that appears to be of the carbonate replacement (“CRD”) type. It is management’s opinion that the geological setting of the North Zone exemplifies that of a classic Mexican altiplano CRD, similar in characteristics to many of the major mining camps of central Mexico.

The Company continued its Phase II drilling into Q2 2008 as it tested two large and intense geophysical anomalies that are interpreted to reflect sulphide mineralization. Results of this work are still pending. At the date of this MD&A, a total of 60 holes have been drilled by Great Panther on the Mapimi Project.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	7

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. In early 2007, field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of that year. No field work was conducted on the property during the first two quarters of 2008 as the results of the drilling programs are being compiled and reviewed.

As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project. During the first quarter of 2008, Altair renewed its option on the property by making a cash payment of $30,000 and issuing 50,000 shares of Altair to Great Panther.

SELECTED QUARTERLY INFORMATION (in Dollars)

					Q2 2007	Q1 2007
	Q2 2008	Q1 2008	Q4 2007	Q3 2007	(Restated)	(Restated)	Q4 2006	Q3 2006
Revenue	$7,397,809	$6,451,723	$5,267,117	$4,899,422	$3,146,969	$4,173,562	$3,876,592	$1,828,398
Cost of Sales (excluding amortization and depletion)	$5,627,263	$4,561,242	$5,141,291	$4,351,708	$2,845,645	$3,777,989	$3,664,827	$1,960,363
General and administrative	$1,623,617	$1,635,411	$1,434,779	$1,173,228	$865,295	$1,199,060	$1,523,169	$665,532
Stock-based compensation	$1,547,350	$-	$-	$444,000	$504,500	$181,000	$3,165,270	$23,216
Loss for the period	$(4,191,000)	$(2,418,207)	$(6,514,559)	$(4,029,795)	$(5,750,022)	$(3,406,485)	$(7,785,139)	$(1,289,174)
Basic loss per share	$(0.05)	$(0.03)	$(0.08)	$(0.06)	$(0.08)	$(0.05)	$(0.12)	$(0.02)
Cash and Cash equivalent	$4,428,801	$5,138,215	$5,357,977	$2,523,680	$2,401,239	$5,579,424	$9,208,048	$12,941,744
Current assets	$9,798,605	$12,582,084	$12,965,297	$9,106,236	$8,095,981	$11,924,549	$14,755,373	$18,483,031
Working capital	$7,369,761	$9,481,430	$10,659,942	$6,813,319	$4,909,509	$10,180,448	$12,533,156	$14,958,996

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options can result in the recording of significant amounts for stock-based compensation in any given quarter.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	8

SECOND QUARTER DISCUSSION

The Company earned revenue for the three and six months ended June 30, 2008 of $7.4 million and $13.8 million, respectively, compared to $3.1 million and $7.3 million for the same periods in 2007. These increases can be largely attributed to the increase in production at both the Guanajuato and Topia mines as well as a general year over year increase in metal prices. The combined output at Topia and Guanajuato for the three and six months ended June 30, 2008 was 436,072 and 867,711 Ag Eq oz, respectively, compared with 310,350 and 628,793 Ag Eq oz, respectively, for the same period in 2007. For the three months ended June 30, 2008, silver, gold and lead prices increased year over year by 29%, 34%, and 6%, respectively, while the price of zinc decreased by 42%. For the six months ended June 30, 2008, silver, gold, and lead prices increased by 31%, 38%, and 31%, respectively, while the price of zinc decreased by 36%.

Gross revenue increased by $0.9 million, or 15%, during the second quarter 2008 compared to the first quarter 2008. For 2008, combined output increased 4,433 silver equivalent ounces or 1% quarter over quarter. The increase in revenue was also due to a decrease in the amount of concentrate inventory quarter over quarter. Increases in output were partially offset by quarter over quarter decreases in metal prices. Compared to first quarter 2008, average silver, gold, lead, and zinc prices for the second quarter decreased by 3%, 3%, 20%, and 13%, respectively.

The Company is conducting exploratory diamond drilling and development work at both mines to define higher grade ore for mining.

At Topia, development work continues on many veins with priority on the Argentina and the Don Benito veins, where recent good grades and better widths are already resulting in an increase in production. A further increase in production is expected from these veins in the current year to replace other lower grade areas and areas that become exhausted. New exploratory development started on the formerly mined Cocinera Mine and the new Hormigera Mine.

At Guanajuato, underground drilling of the Deep Cata Clavo identified the high grade extension announced earlier this year. Additionally, surface drilling at Guanajuatito has started to probe for the deeper extension of the high grade North Zone.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	9

Mining of the Veta Madre vein has been accessed on the 35 metre level of Promontorio. Development is underway on the 75 metre level and production will continue to improve.

The Cata Clavo is being mined from the 430 metre level with high grades being encountered. The access decline is being deepened to provide access to the next 460 metre level. Underground short diamond drill holes are being drilled to confirm ore definition and to explore other extensions of the veins.

Production of the North Zone of Guanajuatito is progressing well on the 20 metre level by cut-and-fill mining while the decline is being driven towards the next, 50 metre level.

Mining of ore pillars and remnants at the San Vicente mine has been reduced while the recovery of higher grade pillars at the Rayas mine has been prioritized.

Total throughput for the Topia and Guanajuato operations for the second quarter 2008 was 47,600 tonnes compared to 55,810 tonnes during the second quarter 2007. Throughput also decreased relative to the first quarter of 2008, where 49,850 tonnes was processed. Throughput decreased due to the implementation of a strict grade control policy resulting in an increase in the grade of the ore being mined. Metal recoveries have also improved. These factors have resulted in higher silver equivalent production and higher revenue, particularly at Guanajuato. The Company is on track to meet its 2008 production target of 1,750,000 silver equivalent ounces.

Cost of sales (excluding amortization and depletion) was $5.6 million and $10.2 million for the three and six months ended June 30, 2008, respectively, compared to $2.8 million and $6.6 million for the same periods in 2007. The year over year increase in cost of sales is primarily due to an increase in silver equivalent production, as well as higher smelting and refining rates. On a per silver ounce basis, costs have decreased. Earnings from mining operations (revenue, net of cost of sales) for the three and six months ended June 30, 2008 increased to $1.7 million and $3.7 million, respectively, from $0.3 million and $0.7 million for the same periods in 2007.

For the three months and six months ended June 30, 2008, amortization and depletion of mineral properties, plant and equipment increased by $0.3 million and $0.5 million compared with the corresponding periods in 2007. The increases were due to capital purchases made during 2007 and 2008.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	10

Mineral property exploration costs for the three and six months ended June 30, 2008 were $2.0 million and $3.8 million, respectively, compared to $2.2 million and $3.5 million for the same periods in 2007. Exploration costs decreased for the quarter as the focus changed from surface to underground drilling at Guanajuato and surface drilling at Topia was completed at the beginning of the quarter. The decrease was partly offset by an increase in Topia mine exploration costs. For the six months ended June 30, 2008, the increase in exploration costs was primarily due to Topia mine exploration. Exploration costs, although expensed during the quarter (in accordance with the Company’s accounting policies), may provide future economic benefits as the zones identified go into production.

General and administrative expenses (“G&A”) were $1.6 million and $3.3 million for the three and six months ended June 30, 2008 compared to $0.9 and $2.1 million for the same period in 2007. Of the $0.7 million increase for the three month period, approximately $0.2 million is due to costs incurred for the event celebrating the reopening of the Guanajuato mines, tax planning initiatives, and Value-Added Tax (“VAT”) recovery fees. The balance of the increase is due to the growth of the Company during 2007, which included adding two new senior management positions and significantly increasing the depth of the accounting and financial reporting department, the impact of which was not fully reflected in the second quarter of 2007. In addition, during the first quarter, the Company wrote-off $0.2 million of potentially uncollectible VAT receivable contributing to the $1.2 million increase for the six month period.

The Company incurred non-cash stock-based compensation expense of $1.5 million in the second quarter of 2008 compared to $0.5 million in the second quarter of 2007. Of the $1.0 million increase, $0.4 million relates to repricing of incentive stock options exercisable at $2.65 and $2.00 to $1.42. The remaining balance of the increase relates to new stock options issued during the quarter. The Company did not incur any stock-based compensation expense in the first quarter of 2008.

For the three and six months ended June 30, 2008, the Company posted foreign exchange gains of $0.1 million and $0.3 million compared to foreign exchange losses of $1.3 million and $1.4 million for the same periods in 2007. This is mainly a result of the stronger Canadian dollar against the United States dollar and Mexican peso.

Losses for the three and six months ended June 30, 2008 were $4.2 and $6.6 million, respectively, compared to $5.8 and $9.2 million for the same periods in 2007. In addition to increases to earnings from mine operations and foreign exchange gains, $0.5 million in income tax recoveries resulting from tax planning and a $0.7 million recovery from the future income tax liability that was recognized in 2007 contributed to the decrease in the loss for the 6 month period. These increases were offset by increases in G&A expenses, stock-based compensation and mineral property exploration expenditures.

Adjusted EBITDA loss (refer to “Standard and Adjusted EBITDA (Non-GAAP Measures)” section below) was $1.7 million and $3.1 million for the three and six months ended June 30, 2008 compared to $4.0 million and $6.1 million for the same period in 2007, an improvement of 58% and 49%, respectively.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits which is a more commonly used industry practice.

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	11

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations for the second and first quarters of 2008 and fiscal 2007.

	YTD 2008			Q2 2008			Q1 2008			2007
	Topia	Guanjuato	Total	Topia Guanjuato		Total	Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales	3,582,100	6,606,405	10,188,505	1,892,427	3,734,836	5,627,263	1,689,673	2,871,569	4,561,242	6,212,737	9,903,896	16,116,633
Add/(subtract):
CAD Gross by-product revenue (1)	(1,865,554)	(2,431,011)	(4,296,565)	(793,571)	(1,424,682)	(2,218,253)	(1,071,983)	(1,006,329)	(2,078,312)	(3,992,422)	(2,504,177)	(6,496,599)
Cost of custom milling	(157,590)	-	(157,590)	(78,000)	-	(78,000)	(79,590)	-	(79,590)	(339,822)	-	(339,822)
CAD Cash Operating Costs	1,558,956	4,175,394	5,734,350	1,020,856	2,310,154	3,331,010	538,100	1,865,240	2,403,340	1,880,493	7,399,719	9,280,212
USD Cash Operating Costs A	1,547,774	4,148,798	5,696,572	1,010,748	2,287,281	3,298,029	537,026	1,861,517	2,398,543	1,749,654	6,884,869	8,634,523
Payable Silver Production B	166,522	412,961	579,483	82,854	235,881	318,735	83,668	177,080	260,748	281,550	493,383	774,933
USD Cash Cost per Ounce of Silver A/B	$9.29	$10.05	$9.83	$12.20	$9.70	$10.35	$6.42	$10.51	$9.20	$6.21	$13.95	$11.14

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. While EBITDA does not currently have a standardized meaning, the Company has used the draft definition set out by the CICA’s Canadian Performance Reporting Board (“CPRB”). The CPRB defines Standardized EBITDA as revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included throughout this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the financial statements:

	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Loss for the period	$(4,191,000)	$(5,750,022)	$(6,609,207)	$(9,156,507)
Provision for income taxes	(501,970)	257,547	(706,496)	435,177
Interest expense	279,069	94,064	552,094	276,178
Amortization and depletion of mineral
properties, plant and equipment	1,154,655	874,569	2,147,279	1,698,185

Standardized EBITDA	(3,259,246)	(4,523,842)	(4,616,330)	(6,746,967)
Stock-based compesation	1,547,350	504,500	1,547,350	685,500
Adjusted EBITDA	$(1,711,896)	$(4,019,342)	$(3,068,980)	$(6,061,467)

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has mining operations that are generating cash flow. The economic viability of the operations has begun to be realized. The financial success of the Company relies on management’s

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	12

ability to continue the successful exploration, development and operation of its mines, to develop its exploration properties and achieve profitable operations.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had cash and cash equivalents of $4.4 million as at June 30, 2008 as compared to $2.4 million as at June 30, 2007. This increase is mainly attributed to improved operational cash flow being generated by the two mines and fewer capital expenditures during the quarter.

The Company had working capital of $7.4 million as at June 30, 2008 compared with working capital of $4.9 million as at June 30, 2007. There is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months, especially if the Company proceeds with significant exploration activities.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, decreased by $1.8 million from $2.0 million to $0.2 million for the three month period ended June 30, 2008. This decrease was primarily due to positive cash flow generated by the mines.

Investing Activities

For the three months ended June 30, 2008, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $0.7 million compared with $1.5 million for the three months ended June 30, 2007.

Financing Activities

For the three months ended June 30, 2008, the Company raised proceeds of $0.2 million through the exercise of warrants and options.

Contractual Obligations

The following table outlines the contractual obligations of the Company at June 30, 2008:

		Less than	1 – 3		4 – 5		After
	Total	1 year	Years		Years		5 years
Long-term debt	$6,169,000	$99,000	$2,020,000	(1)	$4,050,000	(1)	-
Purchase and lease obligations(2)	3,427,000	820,000	1,765,000		842,000		-
Total obligations	$9,596,000	$919,000	$3,785,000		$4,892,000		-

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	13

(1)	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.
(2)	Purchase and lease obligations include commitments for laboratory and drilling services and operating lease payments for office space.

OUTLOOK

Great Panther continues to experience strong growth. The Company is achieving this through continuously improving its operations and by exploring elsewhere for new growth opportunities.

The Company has completed much of the work necessary to rehabilitate the operations such that production is assured. The Company’s operating strategy going forward is to enhance mine exploration and development by focusing on higher grade areas, to strictly control, and thereby increase, production grade, and to continuously improve plant performance in order that the operations are clearly profitable. From this solid foundation, the production throughput will be increased and other opportunities can be exploited.

A preliminary scoping study is being conducted on the newly enhanced resource at the Mapimi Project to determine the potential viability of the La Gloria Zone. In addition, the Company is actively exploring other targets on the property with the aim of identifying and delineating additional resources.

The management of the Company believes that there are adequate funds currently available to maintain its current operations. However, should Great Panther decide to pursue a significant exploration drilling program, the Company will likely be relying on the equity markets to meet its financing needs during the next twelve months.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q2 2008	Q2 2007	YTD 2008	YTD 2007

Consulting fees paid or accrued to companies controlled by directors of the Company	$154,676	$149,000	$287,302	$286,000
Consulting fees paid or accrued to companies controlled by officers of the Company	$61,777	$100,809	$121,672	$200,554
Cost recoveries received or accrued from a company with a common director of the Company	$19,844	$149,448	$66,530	$275,507
Office and administration fees paid or accrued to a company controlled by a director of the Company	$9,316	$10,701	$19,103	$20,362

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)	Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Corporation’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 14 of the accompanying consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	14

(c)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 15 and 16 of the accompanying financial statements.

(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of cost and subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company’s production inventories are measured at the lower of weighted average cost and net realizable value. Costs include all costs directly related to production, variable production costs, and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

The adoption of this new standard had no financial effect on the consolidated financial statements.

NEW ACCOUNTING STANDARDS

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 81,309,852 common shares issued and 6,961,700 options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	15

Fully diluted, the issued and outstanding shares of the Company would be 91,601,855.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2007 Annual Management’s Discussion and Analysis. The risk profile of the Company as at the date of this MD&A remains substantially the same.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2008 (UNAUDITED)	16